
July 2, 2025

Erez Zimmerman
Chief Executive Officer
ZOOZ Power Ltd.
4B Hamelacha St.
Lod 7152008
Israel

> **Re: ZOOZ Power Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 24, 2025**
> **File No. 333-288280**

Dear Erez Zimmerman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel L. Goldberg, Esq.